Exhibit 99.1

EXHIBITS

Exhibit Number	Page
99.1

Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding a press release entitled “PLDT announces Early Closing of Consent Solicitation”.

October 30, 2019

Philippine Stock Exchange, Inc.

Disclosure Department

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:	Ms. Janet A. Encarnacion

Head - Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with a press release attached thereto entitled “PLDT announces Early Closing of Consent Solicitation”.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/Florentino D. Mabasa, Jr.

FLORENTINO D. MABASA, JR.

Asst. Corporate Secretary

October 30, 2019

Securities & Exchange Commission

G/F Secretariat Building,

PICC Complex, Roxas Boulevard,

Pasay City 1307

Attention:	Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with a copy of press release attached thereto entitled “PLDT announces Early Closing of Consent Solicitation”.

Very truly yours,

/s/Florentino D. Mabasa, Jr.

FLORENTINO D. MABASA, JR.

Asst. Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
88168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,611 As of September 30, 2019	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	88168553
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	October 30, 2019
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 8816-8553
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

PLDT announces Early Closing of Consent Solicitation

MANILA, Philippines 30th October 2019 - PLDT Inc. (the “Issuer” or “PLDT”) (PSE: TEL) (NYSE: PHI), the leading telecommunications and digital services provider in the Philippines, today announced the early closing of its consent solicitation exercise relating to its 5.2250% 7-Year Fixed Rate Bonds due 2021 and 5.2813% 10-Year Fixed Rate Bonds due 2024 on 30 October 2019 (12:00 pm, Philippines) (the “Expiration Date”) from its original schedule of 15 November 2019.

PLDT has received the required consents to amend the maximum stand-alone Total Debt to EBITDA Ratio stipulated in the Trust Indenture from 3.0:1 to 4.0:1.  Pursuant to the Consent Solicitation Statement released to the bondholders, a consent fee will only be paid to the consenting bondholders who have delivered valid and properly completed consent forms at or prior to the Expiration Date.

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This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events

For further information, please contact:

Anabelle L. Chua	Leo I. Posadas	Ramon R. Isberto
Tel. No: 8816-8213	Tel. No: 8816-8079	Tel. No: 8511-3101

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its principal business groups – fixed line and wireless – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, and mobile network.

PLDT is listed on the Philippine Stock Exchange (PSE: TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE: PHI).  PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/ Florentino D. Mabasa, Jr.
Name	:	FLORENTINO D. MABASA, JR.
Title	:	Asst. Corporate Secretary

Date:  October 30, 2019